Exhibit 99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Hutchison China MediTech Limited
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Slater Investments Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	18 October 2017
6. Date on which issuer notified:	18 October 2017
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using the ISIN CODE	Number of	Number of	Number of shares	Number of voting rights		% of voting rights [x]
	Shares	Voting Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
KYG4672N1016	1,824,926	1,824,926	232,538	232,538	1,581,388	0.38%	2.60%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
1,813,926				2.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Ralph Baber
15. Contact telephone number:	+ 44 20 7220 9460